Free Writing Prospectus dated June 20, 2018 (to Prospectus dated December 13, 2017 and Preliminary Prospectus Supplement dated June 20, 2018)	Filed pursuant to Rule 433 Registration Statement No. 333- 222022

The Royal Bank of Scotland Group plc

TERMS AND CONDITIONS

$1,250,000,000 4.519% Fixed Rate/Floating Rate Senior Notes due 2024

Issuer	The Royal Bank of Scotland Group plc (“RBSG”)
Securities	$1,250,000,000 aggregate principal amount of 4.519% Fixed Rate/Floating Rate Senior Notes due 2024 (the “Fixed/Floating Rate Notes”).
Ranking	The Fixed/Floating Rate Notes will constitute RBSG’s direct, unconditional, unsecured and unsubordinated obligations ranking pari passu without any preference among themselves, and equally with all other outstanding unsecured and unsubordinated obligations of RBSG, present and future, except such obligations as are preferred by operation of law.
Format	SEC-registered
Specified Currency	USD
Issue Size	$1,250,000,000
Trade Date	June 20, 2018
Settlement Date	June 25, 2018 (T+3)
Maturity	June 25, 2024
Fixed Rate Coupon	4.519% per annum accruing from and including the Settlement Date to, but excluding, June 25, 2023 (the “Optional Redemption Date”) (the “Fixed Rate Period”).
Fixed Rate Coupon Frequency	Semi-annually in arrear commencing from December 25, 2018 to and including the Optional Redemption Date.
Floating Rate Coupon

Three-month U.S. dollar LIBOR plus 1.55% per annum, accruing from the Optional Redemption Date to, but excluding the Maturity Date (the “Floating Rate Period’).

The determination of LIBOR is subject to the provisions/circumstances set forth under “Description of the Senior Notes—Interest—LIBOR Discontinuation” in the prospectus supplement.

Floating Rate Coupon Frequency	Quarterly in arrear commencing from September 25, 2023 to and including the Maturity Date.
Interest Payment Dates

During the Fixed Rate Period, interest will be payable semi-annually in arrear on June 25 and December 25 of each year, commencing on December 25, 2018.

During the Floating Rate Period, interest will be payable quarterly in arrear on September 25, 2023, December 25, 2023, March 25, 2024 and the Maturity Date, commencing on September 25, 2023.

Interest Reset Dates	The Optional Redemption Date, September 25, 2023, December 25, 2023 and March 25, 2024, beginning on the Optional Redemption Date.
Interest Determination Dates	The second London banking day (as defined in the prospectus supplement) preceding each applicable Interest Reset Date
Day Count Convention	During the Fixed Rate Period 30/360 (Following, unadjusted) During the Floating Rate Period, Actual/360 (Modified following)
Business Days	New York and London
US Treasury Benchmark	T 2.750% due May 31, 2023
US Treasury Benchmark Yield	2.799%
Fixed Rate Spread to Benchmark Treasury	T+ 172bps
Floating Rate Pricing Benchmark

Three-month U.S. dollar LIBOR, (Reuters LIBOR01), modified following, adjusted.

The determination of LIBOR is subject to the provisions/circumstances set forth under “Description of the Senior Notes—Interest— LIBOR Discontinuation” in the prospectus supplement.

Floating Rate Spread to Benchmark	+ 155bps
Re-Offer Yield	4.519%
Issue Price	100.000%
Gross Proceeds	$1,250,000,000
All in Price	99.750%
Fees	0.250%
Net Proceeds (before expenses)	$1,246,875,000
Redemption Price	100.000% of the principal amount of the Fixed/Floating Rate Notes
Redemption

The Fixed/Floating Rate Notes are not redeemable at the option of the holders at any time.

RBSG may redeem the Fixed/Floating Rate Notes at its sole discretion, in whole but not in part on the Optional Redemption Date at 100% of their principal amount plus accrued but unpaid interest to, but excluding, the date of redemption. In addition, RBSG may redeem the Fixed/Floating Rate Notes, in whole but not in part, at 100% of their principal amount plus accrued but unpaid interest to, but excluding, the date of redemption, upon the occurrence of certain tax or regulatory events as described in the prospectus supplement and the accompanying prospectus. See “Description of Debt Securities—Redemption,” “Description of the Senior Notes Loss—Absorption Disqualification Event Redemption” and “Description of the Senior Notes— Tax Redemption” in the prospectus supplement.

Redemption Conditions	Notwithstanding any other provision, RBSG may only redeem the Fixed/Floating Rate Notes prior to the maturity date or repurchase the Fixed/Floating Rate Notes (and give notice thereof to the holders of such Fixed/Floating Rate Notes in the case of redemption), if it has obtained the prior consent of the PRA (as defined in the prospectus supplement), to the extent such consent is at the relevant time and in the relevant circumstances required by the Loss Absorption Regulations (as defined in the prospectus supplement) or applicable laws or regulations in effect in the United Kingdom, if at all, as described in the prospectus supplement under “Description of the Senior Notes—Conditions to Redemption and Repurchase.”

Events of Default

The Fixed/Floating Rate Notes contain very limited events of default provisions and the remedies available thereunder are limited, as described in the prospectus supplement under “Description of the Senior Notes—Events of Default and Defaults; Limitation of Remedies.”

Agreement with Respect to the Exercise of U.K. Bail-in Power

Notwithstanding any other agreements, arrangements, or understandings between RBSG and any holder or beneficial owner of the Fixed/Floating Rate Notes, by its acquisition of Fixed/Floating Rate Notes, each holder and beneficial owner of the Fixed/Floating Rate Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of any UK bail-in power by the relevant UK resolution authority which may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Fixed/Floating Rate Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Fixed/Floating Rate Notes into ordinary shares or other securities or other obligations of RBSG or another person and/or (iii) the amendment or alteration of the maturity of the Fixed/Floating Rate Notes, or amendment of the amount of interest due on the Fixed/Floating Rate Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; which UK bail-in power may be exercised by means of variation of the terms of the Fixed/Floating Rate Notes solely to give effect to the exercise by the relevant UK resolution authority of such UK bail-in power. Each holder and beneficial owner of the Fixed/Floating Rate Notes further acknowledges and agrees that the rights of the holders and/or beneficial owners under the Fixed/Floating Rate Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any UK bail-in power by the relevant UK resolution authority.

For these purposes, a “UK bail-in power” is any write-down, conversion, transfer, modification or suspension power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to RBSG or other members of the Group (as defined in the prospectus supplement), including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a European Union directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms and/or within the context of a UK resolution regime under the Banking Act 2009, as the same has been or may be amended from time to time (whether pursuant to the Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act 2013”), secondary legislation or otherwise, the “Banking Act”), pursuant to which any obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, modified, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (or suspended for a temporary period) or pursuant to which any right in a contract governing such obligations may be deemed to have been exercised. A reference to the “relevant UK resolution authority” is to any authority with the ability to exercise a UK bail-in power.

Repayment of Principal and Payment of Interest After Exercise of U.K. Bail-in Power	No repayment of the principal amount of the Fixed/Floating Rate Notes or payment of interest on the Fixed/Floating Rate Notes shall become due and payable after the exercise of any U.K. bail-in power by the relevant U.K. resolution authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by RBSG under the laws and regulations of the United Kingdom and the European Union applicable to RBSG or other members of the Group.

Joint Bookruners and Joint Lead Managers	NatWest Markets Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Wells Fargo Securities, LLC
Denominations	$200,000 and integral multiples of $1,000 in excess thereof
Listing	An application will be made to list the Fixed/Floating Rate Notes on the New York Stock Exchange
MIFID II Product Governance / Professional investors and ECPs only target market / Prohibition of Sales to each Retail Investor	Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.
Expected Security Ratings*	BBB- / BBB+ / Baa3 (S&P / Fitch / Moody’s)
Clearing and Settlement	DTC
CUSIP	780097 BJ9
ISIN	US780097BJ90
Governing Law	New York

* The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by S&P, Fitch or Moody’s.

The Issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus and the prospectus supplement in respect of the Fixed/Floating Rate Notes in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, NatWest Markets Securities Inc. will arrange to send you the base prospectus at no charge if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, calling NatWest Markets Securities Inc. at 1-866-884-2071, calling Citigroup Global Markets Inc. at 1-800-831-9146, calling Goldman Sachs & Co. LLC at 1-866-471-2526 or calling Wells Fargo Securities, LLC at 1-800-645-3751.